SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535

CVM registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting, to be held exclusively in digital mode, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporate Law and CVM Resolution no. 81/2022 - RCVM 81, and therefore be considered to be held at the Company’s headquarters, on
August 22, 2025, at 2 p.m., on first call, via the Ten Meetings digital platform (https://assembleia.ten.com.br/685488074), to decide on the following agenda:

1.	Authorization for the administrators to submit to B3 S.A. — Brasil, Bolsa, Balcão (“B3”) a request for the Company to enter, even if conditioned, the special segment of the B3 stock market called Novo Mercado and the admission of the Company's shares to trading in said segment;

2.	Amendment of the statutory rules applicable to the conversion of shares, with the exclusion of item III of §11 of Art. 5 of the Bylaws to enable the PN Unification (as defined in item 4 below), observing that the effectiveness of this statutory amendment will be subject to the approval of creditors whose respective financial instruments provide for the early maturity of the debts of the Company or its subsidiaries as a result of the approval of any matters provided herein (“Waivers”);

3.	Amendment of the preferences and advantages granted to class “B” preferred shares (“PNB”) to make them equivalent to class ‘A’ preferred shares (“PNA”), with the respective amendment to article 5 of the Company’s Bylaws, the effectiveness of which will be subject to the Waivers being obtained;

4.	Conditioned on the approval of items “2” and “3” above, the unification of the PNA and PNB share classes (PNA and PNB jointly, “PN”), through the mandatory conversion of all PNB shares into PNA (“PN Unification”), with the respective amendment of Art. 5 of the Company’s Bylaws, whose effectiveness will be subject to obtaining the Waivers;

5.	Amendment of Art. 5 of the Company's Bylaws to create a new class "C" of preferred shares, nominative, book-entry and without nominal value ("PNC"), compulsorily redeemable, without the need for approval at a special meeting of holders of PNC shares, pursuant to §6 of Art. 44 of the Brazilian Corporate Law;

6.	Subject to the approval of the PN Unification, the mandatory conversion of all PN shares into common shares and PNC preferred shares, in the proportion of one new common share and one new PNC share for each PN share (“PN Conversion”), the effectiveness of which will be subject to the implementation of the following suspensive conditions (“Suspensive Conditions – NM”):

(i)   ratification of the PN Conversion at a special meeting of PN preferred shareholders, pursuant to Art. 136, § 1 of the Brazilian Corporate Law, to be convened in due course (“PN Ratification”);

(ii) obtention of Waivers; and

(iii) effective entry of the Company into the Novo Mercado segment and effective admission of the shares issued by the Company to trading in the Novo Mercado segment ("Migration to the Novo Mercado").

7.	Conditional on the PN Conversion, application of available reserves in the compulsory redemption of all PNC shares, for the amount of R$ 0.7749 per share, without modification of the Company’s share capital ("Rescue");

8.	Conditional on the PN Conversion, amendment and consolidation of the Company's bylaws to provide for the result of the PN Conversion, the improvement in governance rules and the inclusion of the provisions required by the Novo Mercado listing regulation, in accordance with the management proposal ("Statutory Reform");

9.	Authorization for Management to perform all acts necessary to implement the resolutions above.

The Company clarifies that the Shareholders’ Meeting was originally convened to take place, on first call, on August 4, 2025, and the call period was interrupted by the CVM Panel, on August 1, 2025, in order to allow for the analysis of the legality of the proposals submitted to shareholders. In line with the decision of the Panel, issued on August 15, 2025, which acknowledged the legality of the matters proposed by the administration, the counting of the call period was resumed from the date on which it had been interrupted.

The updated documents referring to the matters to be discussed at the Extraordinary General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The Meeting will be held exclusively in digital mode, so as to promote greater accessibility for shareholders and increase efficiency in the process of organizing and conducting the Meeting. Thus, shareholder participation may be:

(a)	through a voting ballot, the template for which is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or

(b)	via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to RCVM 81.

Shareholders may participate in the Meeting whether or not they have sent in the voting ballot. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting.

The Company also emphasizes that the voting instructions already forwarded by means of a distance voting ballot, considering the date on which the Meeting was originally scheduled, will remain valid, unless the shareholder him or herself requests its disregard or changes its voting instructions at the during Meeting itself.

Shareholders who did not send a Voting Ballot within the applicable deadline, considering the originally scheduled date of 04.08.2025, and who wish to do so, may forward it directly to the Company exclusively, until 20.08.2025, according to the information contained in the Proposal.

The Company reinforces that shareholders who have already validly registered on the Digital Platform before the interruption of the Meeting's call period will not need to make new registrations, unless the shareholder needs to update any information.

Shareholders who wish to register to participate in the Meeting through the Digital Platform, or in case they need to update their registration, must do so up to 2 (two) days in advance of the Meeting, that is, until August 20, 2025, by accessing the link (https://assembleia.ten.com.br/685488074), completing all registration data and attaching all documents necessary to enable their participation and/or vote in the Meeting, namely:

•	Natural Person Shareholder:
a)	valid identification document with photo of the shareholder and the proxy, if applicable;
b)	instrument granting powers to a third party, if the shareholder participates through a proxy; and
c)	indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.
•	Legal Entity Shareholder or Investment Fund:
a)	valid identification document with photo of the legal representative;
b)	documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney instrument;
c)	in the case of an investment fund, copies of:
i.	regulations of the fund in effect;
ii.	the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and

d)	indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation by proxy, the granting of powers of representation must have taken place less than one year previously, pursuant to article 126, paragraph 1 of the Corporate Law.

In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred.

Natural persons who are shareholders of Copel may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, §1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014).

Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company.

Pursuant to RCVM 81, additional information and instructions for access to the Digital Platform and/or submission of the Voting Ballot are included in the Proposal.

Curitiba, August 18, 2025

Marcel Martins Malczewski

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 18, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.